Exhibit 99.1

EXECUTION COPY

CALL OPTION AGREEMENT

REGARDING EQUITY SECURITIES OF NEW CARCO ACQUISITION LLC

Dated as of June 10, 2009

by and among

FIAT NORTH AMERICA LLC,

UAW RETIREE MEDICAL BENEFITS TRUST

and

THE UNITED STATES DEPARTMENT OF THE TREASURY

–i–

CALL OPTION AGREEMENT

This CALL OPTION AGREEMENT (the “Agreement”), dated as of June 10, 2009, is made and entered into by and among Fiat North America LLC (“Fiat”), UAW Retiree Medical Benefits Trust, a voluntary employees’ beneficiary association trust (the “VEBA”) and the United States Department of the Treasury (“US Treasury”).

RECITALS

WHEREAS, the Company is issuing an aggregate of 676,924 Class A limited liability company membership interests (the “VEBA Equity Interests”) to the VEBA Holdcos (together with the VEBA, the “VEBA Entities”), as assignee of the rights of the VEBA, pursuant to the Subscription Agreement, dated as of April 30, 2009 (the “VEBA Subscription Agreement”) between the Company and the VEBA;

WHEREAS, concurrently with the issuance of the VEBA Equity Interests, the Company will be issuing Company LLC Interests to Fiat;

WHEREAS, the VEBA wishes to provide additional incentives to Fiat to encourage Fiat to take actions that will increase the aggregate value of the parties’ investment in the Company;

WHEREAS, concurrently with the issuance of the VEBA Equity Interests, the VEBA Entities will enter into the Equity Recapture Agreement with US Treasury which relates to the VEBA Equity Interests; and

WHEREAS, in connection with the foregoing, the parties hereto wish to enter into this Agreement to govern the rights and obligations of the parties with respect to call option rights and certain other matters relating to the Covered Interests.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the meanings set forth in Annex A hereto (with terms defined in the singular having comparable meanings when used in the plural and vice versa), unless the context otherwise requires.

ARTICLE II

CALL OPTION

Section 2.1 Grant and Payment. (a) The VEBA hereby grants to Fiat or any of Fiat’s designated subsidiaries or permitted assigns (such optionee, the “Holder”) the right and the option (the “Call Option”) to purchase the Covered Interests, subject to the terms and conditions set forth below. The price payable by the Holder to the VEBA or the relevant VEBA Holdco, as applicable, to acquire the Covered Interests to be acquired upon any exercise of the Call Option shall be (x) in the event that an IPO has not occurred, equal to, for each one percent (1%) of the outstanding Company LLC Interests acquired (calculated on a fully diluted basis but excluding any shares subject to any unexercised portion of the Incremental Equity Call Option), the Pre-IPO Call Option Exercise Price, or (y) in the event that an IPO has occurred (or will occur contemporaneously with the exercise of the Call Options), the Post-IPO Call Option Exercise Price for each share of Company common stock acquired.

(b) The parties hereby acknowledge and agree that the purchase price for the Call Option, once paid, shall be in full satisfaction of both the purchase price of the Call Option as well as the purchase price of the portion of the Covered Interests purchased upon exercise of the Call Option (i.e. this Agreement contemplates no additional payment in respect of the Call Option).

Section 2.2 Exercise of the Call Option. (a) The Call Option may be exercised in the manner described herein in whole or from time to time in part at any time during the Call Option Exercise Period; provided that for so long as the Holder is Fiat or an Affiliate of Fiat and the Call Option has not been assigned or transferred to another Holder that is not an Affiliate of Fiat, such exercise shall be subject to the condition set forth in Section 2.2(b).

(b) Until the US Treasury Loan has been repaid in full, the Call Option may be exercised only in part and only to the extent that Fiat and its Affiliates would not be the owner of more than 49.9% of the outstanding Company LLC Interests immediately following exercise thereof.

(c) Unless an IPO has been completed, prior to any exercise of the Call Option pursuant to Section 2.2(d), the Holder shall give notice to the VEBA and to the US Treasury of its intention to exercise the Call Option (a “Notice of Intent”) in the manner prescribed in Section 5.5. The Notice of Intent shall set forth the number of Covered Interests that the Holder intends to purchase pursuant to such exercise of the Call Option. Within twenty (20) Business Days after the date of any Notice of Intent, the Holder shall (i) provide to the VEBA and the US Treasury a statement setting forth in reasonable detail the calculation of the Pre-IPO Call Option Exercise Price and (ii) procure that the Investment Bank provide the Holder and the US Treasury with an appraisal of the Contingent Value Rights Settlement Price. The Holder shall not, as a result of delivering any Notice of Intent, have any obligation to exercise the Call Option.

(d) Subject to Section 2.2(c), the Holder may exercise the Call Option, at any time during which exercise is permitted by such Holder, by giving written notice to the VEBA, which shall be an irrevocable notice, of the exercise of the Call Option (a “Notice of Exercise”) in the manner prescribed in Section 5.5; provided that unless an IPO has been completed, the Holder may only exercise the Call Option within twenty (20) Business Days after the date of the relevant Notice of Intent required to be provided under Section 2.2(c). The Notice of Exercise shall designate the date of exercise, which shall be no less than five (5) nor more than fifteen (15) business days from the notice date; provided, further, that completion of the settlement and payment for the portion of the Covered Interests being purchased may be delayed for a period not to exceed ninety (90) days in the event that any consent, approval, authorization or order of any Governmental Entity is, in Fiat’s reasonably judgment, necessary or advisable and Fiat is diligently pursuing such consent, approval, authorization or order. If an IPO has been completed, the Notice of Exercise shall also set forth in reasonable detail the calculation of the Post-IPO Call Option Exercise Price. Except as provided in Section 2.2(a), the Holder may not exercise the Call Option with respect to more than 20% of the Covered Interests during any six-month period. The Notice of Exercise shall be in the form or substantially in the form annexed hereto as Annex B.

(e) As promptly as reasonably practicable following the delivery of the Notice of Exercise by the Holder, the VEBA shall or, if it does not elect to deliver an amount of outstanding limited liability company interests or shares of stock, as applicable, of one or more VEBA Holdcos in accordance with Section 2.3, shall cause one or more VEBA Holdcos to (a) deliver, against payment of the exercise price to the VEBA or the relevant VEBA Holdco, as applicable, by wire transfer of immediately available funds to such account as the VEBA or such VEBA Holdco, as applicable, may specify, duly executed transfer instructions with respect to the Covered Interests purchased pursuant to the Notice of Exercise to the Holder in a form suitable to cause the transfer of such Covered Interests on the transfer records of the Company together with any supporting documents duly executed by the VEBA or such VEBA Holdco, as applicable, as the Holder may reasonably request or (b) provide other evidence of transfer of the Covered Interests purchased pursuant to the Notice of Exercise to the Holder that is reasonably satisfactory to the Holder. Such Covered Interests so purchased will be delivered free and clear of any liens, claims, encumbrances, restrictions (other than restrictions set forth in the Shareholders Agreement or the Operating LLC Agreement) or charges of any kind.

(f) Unless an IPO has been completed prior to the relevant exercise of the Call Option, the Holder shall (i) provide a copy of any Notice of Exercise to the US Treasury on the date of such notice and (ii) concurrently with payment of the relevant exercise price to the VEBA or the relevant VEBA Holdco, as applicable, pay to the US Treasury by wire transfer of immediately available funds to such account as the US Treasury may specify, the Contingent Value Rights Settlement Price with respect to the Covered Interests purchased by the Holder pursuant to such Notice of Exercise. Notwithstanding anything to the contrary and for the avoidance of doubt, the relevant exercise price paid to the VEBA or the relevant VEBA Holdco, as applicable, under this agreement in respect of the Covered Interests, or Covered Holdco Interests, as applicable, purchased by the Holder pursuant to the Notice of Exercise shall be net of the amount paid to the US Treasury pursuant to this Section 2.2(f). Following payment of the Contingent Value Rights Settlement Price with respect to such Covered Interests, none of the Fiat Group, the Holder, any subsequent Holder or any subsequent holder of such Covered Interests shall have any obligation with respect to any Contingent Value Rights relating to such Covered Interests.

(g) In the event that the Fiat Group acquires a Controlling Interest in the Company or any of its Subsidiaries or otherwise is treated as a “single employer” with the Company or any of its Subsidiaries under Section 414 of the Code or Section 4001 of ERISA (the maximum amount of Company LLC Interests that can be held by the Fiat Group without constituting such a Controlling Interest or being treated as such a “single employer” is referred to as the “Ownership Limit”), then, to the extent the reason the Fiat Group exceeded the Ownership Limit was as a result of its ownership of Company LLC Interests or other economic rights, then the number of Covered Interests subject to the Call Option shall automatically be reduced (but not below zero) by the minimum amount necessary for the Company LLC Interests held by the Fiat Group to be below the Ownership Limit, with no action required by the Fiat Group, the Company or any other party; provided that this provision shall only apply if such reduction would decrease the Fiat Group’s Controlling Interest in the Company or any of its Subsidiaries.

(h) For the avoidance of doubt, in the event that an IPO has been completed prior to an exercise of the Call Option, the Holder shall have no obligations under paragraphs (c) and (f) of this Section 2.2.

Section 2.3 Covered Holdco Interests.

(a) Upon any exercise of the Call Option by the Holder in accordance with this Agreement, the VEBA may elect to deliver an amount of outstanding limited liability company interests or shares of stock, as applicable, of one or more VEBA Holdcos that in the aggregate represent an indirect interest in the Covered Interests that would otherwise be delivered pursuant to Section 2.2 (the “Covered Holdco Interests”); provided that the Covered Holdco Interests shall consist at all times of at least 100 percent of the issued and outstanding interests in the applicable VEBA Holdcos with the exception of one VEBA Holdco, in which the to be delivered Covered Holdco Interests may represent less than 100 percent but more than 80 percent of the issued and outstanding interests in such VEBA Holdco (such VEBA Holdco, the “Minority Owned VEBA Holdco”). In the event that the VEBA cannot deliver a sufficient amount of Covered Holdco Interests in the manner described in the foregoing sentences, the remaining amount of Covered Interests to be purchased in connection with the relevant exercise of the Call Option shall be delivered in the form of Covered Interests.

The VEBA represents and covenants that, upon delivery of any Covered Holdco Interests, (i) the VEBA is the sole registered legal and beneficial owner of the Covered Holdco Interests, the VEBA has the power to sell the Covered Holdco Interests and the Covered Holdco Interests will be free and clear of any liens, claims, encumbrances, restrictions or charges of any kind, (ii) the Covered Holdco Interests have been duly authorized and validly issued and are non-assessable and fully paid-up, (iii) the relevant VEBA Holdcos are the sole registered legal and beneficial owner of the Covered Interests and the Covered Interests held by each relevant VEBA Holdco will be free and clear of any liens, claims, encumbrances, restrictions or charges of any kind (other than restrictions set forth in the Shareholders Agreement or the Operating LLC Agreement) and (iv) the VEBA Holdco satisfies all of the conditions set forth in the definition of “VEBA Holdco.” If the VEBA elects to deliver any Covered Holdco Interest pursuant to this Section 2.3(a), then Section 2.2(e) shall apply to such Covered Holdco Interests as though they were the Covered Interests.

(b) The Pre-IPO Exercise Price or Post-IPO Exercise Price (as relevant) applicable to the delivery of Covered Holdco Interests shall be adjusted as appropriate to take into account the value of (i) any foregone step-up in the adjusted basis of the Company’s assets that Holder would have been entitled to obtain for Tax purposes if it had acquired the VEBA Equity Interests, and (ii) the value (positive and negative) of any Tax attributes of any acquired VEBA Holdco existing at the time of the transfer. The VEBA shall make any representations and warranties regarding the relevant VEBA Holdco as may be reasonably requested by Holder and shall indemnify and hold harmless the Holder from any loss or expense resulting from any liabilities of the relevant VEBA Holdco. The parties agree to negotiate with each other in reasonable good-faith to determine the amount of any such adjustment, and in the event that they cannot come to an agreed-upon resolution, the adjustment shall be determined by arbitration administered by the American

Arbitration Association in accordance with its International Arbitration Rules. The number of arbitrators shall be three, one of whom shall be appointed by each of the Parties and the third of whom shall be selected by mutual agreement, if possible, within 30 days of the selection of the second arbitrator and thereafter by the administering authority and the place of arbitration shall be New York, N.Y. The language of the arbitration shall be English. Each Party shall submit to the arbitrators and exchange with each other in advance of the hearing their last, best offers. The arbitrators shall be limited to awarding only one or the other of the two figures submitted.

(c) The Holder shall have the right, in its sole discretion and without the consent of any other person, to cause the liquidation and dissolution of any Minority Owned VEBA Holdco at any time following delivery of Covered Holdco Interests in such VEBA Holdco to Holder pursuant to this Agreement. The VEBA shall receive its pro rata amount of any net liquidation proceeds.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of Fiat. Fiat hereby represents and warrants to each of the VEBA Entities as of the date of this Agreement as follows.

(a) Organization and Qualification. Fiat has been duly organized and is validly existing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Authority Relative to this Agreement. Fiat has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Fiat and the consummation by Fiat of the transactions contemplated herein have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Fiat are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by Fiat and, assuming the due authorization, execution and delivery by each of the VEBA Entities, constitutes a legal, valid and binding obligation of Fiat enforceable against Fiat in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and (b) general principles of equity that restrict the availability of equitable remedies.

(c) No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by Fiat does not, and the performance of this Agreement by Fiat will not, (i) conflict with or violate the Constitutive Documents of Fiat, (ii) assuming that all consents, approvals, authorizations and other actions specifically contemplated in this Agreement have been obtained, conflict with or violate any judgment binding on or Law applicable to Fiat or its properties or (iii) result in a breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any note, bond, mortgage, indenture, deed of trust, loan agreement, contract, agreement, lease, permit, franchise or other instrument or obligation to which Fiat is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences, that would not, individually or in the aggregate, have a Fiat Material Adverse Effect. In this Section 3.1, any reference to a “Fiat Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse changes and effects, could reasonably be expected to prevent or materially delay the ability of Fiat to consummate the transactions contemplated hereby.

(d) Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of Fiat, threatened that (A) challenge the validity or enforceability of Fiat’s obligations under this Agreement or (B) seek to prevent, delay, or otherwise would reasonably be expected to adversely affect, the consummation by Fiat of the transactions contemplated herein.

(e) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based on arrangements made by or on behalf of Fiat that would be payable by the VEBA Entities.

Section 3.2 Consents. No consent, approval, authorization or order of with any Governmental Entity is required to be obtained by the Company and no registration, declaration or filing with, or notice to, any Governmental Entity is required to be given or made by the Company to, or to be made by the Company with, any Governmental Entity in connection with the execution and delivery of this Agreement, other than any consent, approval, authorization or order of any Governmental Entity which have been obtained or registrations, declarations or filings with, or notices to, any Governmental Entity which have been given or made, or are contemplated by this Agreement but not yet due. Notwithstanding the foregoing, the parties acknowledge that settlement of the Call Option may require the consent, approval, authorization or order of a Governmental Entity.

Section 3.3 Representations and Warranties of the VEBA. The VEBA represents and warrants to Fiat as follows.

(a) Organization and Qualification. The VEBA is a trust duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted. Each of the VEBA Holdcos is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted.

(b) Authority Relative to this Agreement. The VEBA represents that it and each of the VEBA Holdcos is duly authorized to execute and deliver this Agreement and perform its obligations hereunder. Each of the VEBA Entities has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by each of the VEBA Entities and the consummation by each of the VEBA Entities of the transactions contemplated herein has been duly and validly authorized by all necessary action, and no other proceedings on the part of any of the VEBA Entities are necessary to authorize this Agreement. This Agreement has been duly and validly executed and delivered by each of the VEBA Entities and, assuming the due authorization, execution and delivery by Fiat, constitutes a legal, valid and binding obligation of each of the VEBA Entities enforceable against such VEBA Entities in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights, and (b) general principles of equity that restrict the availability of equitable remedies.

(c) No Conflict; Required Filings and Consents. The execution and delivery of this Agreement by each of the VEBA Entities does not, and the performance of this Agreement by each of the VEBA Entities will not, (i) conflict with or violate the Constitutive Documents of such VEBA Entities, (ii) assuming that all consents, approvals, authorizations and other actions specifically contemplated in this Agreement have been obtained and that the execution, delivery and performance of this Agreement does not conflict with any Law applicable to any of the VEBA Entities, conflict with or violate any judgment binding on or Law applicable to any of the VEBA Entities or its properties, or (iii) result in a breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under any note, bond, mortgage, indenture, deed of trust, loan agreement, contract, agreement, lease, permit, franchise or other instrument or obligation to which any of the VEBA Entities is a party, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences, that would not, individually or in the aggregate, have a VEBA Material Adverse Effect. In this Section 3.3, any reference to a “VEBA Material Adverse Effect” means any event, change or effect that, when taken individually or together with all other adverse changes and effects, could reasonably be expected to prevent or materially delay the ability of any of the VEBA Entities to consummate the transactions contemplated hereby.

(d) Legal Proceedings. There are no Legal Proceedings pending or, to the knowledge of the VEBA, threatened that (A) challenge the validity or enforceability of any of the VEBA Entities’ obligations under this Agreement or (B) seek to prevent, delay, or otherwise would reasonably be expected to adversely affect, the consummation by any of the VEBA Entities of the transactions contemplated herein.

(e) Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated hereby based on arrangements made by or on behalf of any of the VEBA Entities that would be payable by the Holder.

ARTICLE IV

COVENANTS

Section 4.1 Covenants of Fiat. Fiat hereby covenants to and agrees with each of the VEBA Entities as follows:

(a) Fiat and any subsequent Holder each agrees that it will, at the reasonable request of any of the VEBA Entities, take any further action that is necessary or desirable to carry out the purposes of this Call Option Agreement.

(b) Fiat agrees to use commercially reasonable efforts to obtain any consent or to vacate or lift any order relating to matters of Antitrust Law that would have the effect of making any Call Option illegal or otherwise prohibiting or materially delaying the exercise of such Call Option.

Section 4.2 Covenants of the VEBA. The VEBA hereby covenants to and agrees and shall cause each of the VEBA Holdcos to covenant to and agree with Fiat as follows:

(a) The VEBA covenants to and agrees with the Holder that it will not (a) sell, convey, transfer, pledge or otherwise encumber or dispose of any of the Covered Interests or any interest therein or any interest in any VEBA Holdco to any person who is not a Holder or an Affiliate of Holder, (b) deposit any Covered Interests or any interest in any VEBA Holdco into a voting trust or enter into a voting agreement or arrangement with respect to any Covered Interests or any interest in any VEBA Holdco or grant any proxy with respect thereto (other than the Operating LLC Agreement) or (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Covered Interests or any interest in any VEBA Holdco, provided, however, that these provisions shall not be violated by entering into or complying with the VEBA’s or any VEBA Holdco’s obligations under the Equity Recapture Agreement and the Operating LLC Agreement, including making transfers of VEBA Equity Interests other than the Covered Interests as permitted therein. The VEBA covenants and agrees and shall cause each of the VEBA Holdcos to covenant and agree with the Holder that it will deliver to Holder full legal and beneficial ownership of the Covered Interests or Covered Holdco Interests, as applicable, upon due exercise of the Call Option in accordance with the terms of this Agreement and free and clear of any liens, claims, charges, restrictions (other than restrictions set forth in the Operating LLC Agreement) or encumbrances of any kind. For the avoidance of doubt, the VEBA, on the one hand, and Fiat and/or the Company, on the other hand, may, at any time (subject to other contractual obligations, including to the US Treasury) agree to a sale and purchase of the Covered Interests on terms to be agreed among them.

(b) The VEBA agrees and shall cause each of the VEBA Holdcos to agree that it will, at the reasonable request of Fiat and any subsequent Holder, take any further action that is necessary or desirable to carry out the purposes of this Agreement.

Section 4.3 Mutual Covenants. Fiat and the VEBA each covenant to and agree (and the VEBA shall cause each of the VEBA Holdcos to covenant agree) with the other as follows:

(a) It will use commercially reasonable efforts to consummate and make effective any exercise of the Call Option by the Holder. Fiat and the VEBA each agree (and the VEBA shall cause each VEBA Holdco to agree), each at its own expense, to use commercially reasonable efforts to avoid or eliminate any impediment and obtain all consents or waivers under any Antitrust Law that may be asserted by any antitrust or competition Governmental Entity that arise following any exercise of the Call Option that impedes or delays the settlement of such exercise; provided, that completion of the settlement and payment for the portion of the Covered Interests being purchased may be delayed for a period not to exceed 90 days in the event that any consent, approval, authorization or order of any Governmental Entity is, in Fiat’s reasonably judgment, necessary or advisable and Fiat is diligently pursuing such consent, approval, authorization or order.

(b) It will give any notices to third parties, and each shall use commercially reasonable efforts to obtain any third party consents, necessary, proper or advisable to consummate the Call Option, in whole or in part. Each of the parties hereto will furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including immediately informing the other parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between any party and any Governmental Entity with respect to this Agreement.

(c) It shall provide the other with the opportunity to review and approve any press releases, public announcements, disclosures and communications relating to the Agreement prior to their distribution.

(d) In the event a Governmental Entity with applicable jurisdiction imposes any limitations on this Agreement, each party will implement those limitations to the extent necessary to comply with the requirements of such Governmental Entity (provided that the Holder shall be permitted to rescind its exercise of the Call Option as the result of the imposition of any such limitations).

ARTICLE V

MISCELLANEOUS

Section 5.1 Termination. All rights, restrictions and obligations of the parties hereto shall terminate and this Agreement shall have no further force and effect on the earlier of (a) exercise of the Call Option in full and purchase by the Holder of all of the Covered Interests, (b) exercise of the Repurchase Right (as such term is defined in the Equity Recapture Agreement) by the holders thereof and purchase by such holders of all the Covered Interests, (c) the surrender in full of all Covered Interests to the holders of any portion of the Contingent Value Right pursuant to the Equity Recapture Agreement and (d) July 31, 2016.

Section 5.2 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented except by a writing signed by (i) the VEBA Entities and Fiat and (ii) to the extent the proposed amendment, modification or supplement adversely affects the US Treasury’s rights under Section 2.2(c), (d) and (f), the US Treasury. Any obligation of, or restriction applicable to, a party hereunder may be waived by a writing signed by the other party.

Section 5.3 Assignment. (a) This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any assignment will be subject to the terms and conditions related to transfers of Company LLC Interests under the Operating LLC Agreement.

(b) Neither this Agreement nor any of the rights granted herein, nor any of the other interests and obligations created hereunder, shall be assigned or delegated, without the prior express written consent of the other parties (such consent not unreasonably to be withheld), and any attempted assignment or delegation without such consent shall be void; provided that the US Treasury may, by giving prior written notice to the other parties, effect such an assignment or delegation of its rights and obligations hereunder without the consent of the other parties if made to Canada or any Affiliate of the US Treasury or Canada controlled by the US Treasury or Canada, respectively.

Section 5.4 Attorneys’ Fees. In any action or proceeding brought to enforce any provision of this Agreement or where any provision hereof is validly asserted as a defense, the successful party shall, to the extent permitted by applicable law, be entitled to recover reasonable attorneys’ fees in addition to any other available remedy.

Section 5.5 Notices. All notices and other communications provided for or permitted hereunder shall be in writing and, except as specified herein, shall be made by hand delivery, by registered or certified first-class mail, return receipt requested, overnight courier or facsimile transmission:

(i)	If to Fiat:

Fiat North America LLC Via Nizza n. 250 10125 Torino
Italy
Attention: Chief Executive Officer

with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004
United States of America Attention: Scott D. Miller Facsimile: +1 (650) 461-5777

(ii)	If to any VEBA Entity:

UAW Retiree Medical Benefits Trust
P.O. Box 14309
Detroit, MI 48214
Attention: Bob Naftaly
Facsimile: (313) 926-4065

with a copy to:

Daniel W. Sherrick
General Counsel
International Union, United Automobile, Aerospace and
Agricultural Implement Workers of America
8000 East Jefferson Avenue
Detroit, MI 48214
Tel: (313) 926-5216

and

Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006
Attention: Richard S. Lincer/ David I. Gottlieb
Facsimile: (212) 225-3999

(iii)	If to the US Treasury:

The United States Department of the Treasury
1500 Pennsylvania Avenue, NW
Washington, D.C. 20220
Attention: Chief Counsel Office of Financial Stability
Facsimile: (202) 927-9225
Email: OFSChiefCounselNotices@do.treas.gov

with a copy to:

Cadwalader, Wickersham & Taft LLP
One World Financial Center
New York, NY 10281
Attention: John J. Rapisardi, Esq.
R. Ronald Hopkinson, Esq.
Facsimile: (212) 504-6666

All notices and communications shall be deemed to have been duly given and received: when delivered by hand, if hand delivered; the third Business Day after being deposited in the mail, registered or certified, return receipt requested, first class postage prepaid, or earlier Business Day actually received, if mailed; the first Business Day after being deposited with an overnight courier, postage prepaid, if by overnight courier; upon oral confirmation of receipt, if by facsimile transmission. Each party agrees promptly to confirm receipt of all notices.

Section 5.6 No Third Party Beneficiaries. This Agreement shall be for the sole and exclusive benefit of (i) Fiat and its successors and permitted assigns (including any Holder), and (ii) the VEBA and its successors and permitted assigns. Nothing in this Agreement shall be construed to give any other Person any legal or equitable right, remedy or claim under this Agreement.

Section 5.7 Cooperation. Each party hereto shall take such further action, and execute such additional documents, as may be reasonably requested by any other party hereto in order to carry out the purposes of this Agreement.

Section 5.8 Counterparts. This Agreement may be executed in counterparts, and shall be deemed to have been duly executed and delivered by all parties when each party has executed a counterpart hereof and delivered an original or facsimile copy thereof to the other party. Each such counterpart hereof shall be deemed to be an original, and all of such counterparts together shall constitute one and the same instrument.

Section 5.9 Remedies.

(a) Each party hereto acknowledges that monetary damages would not be an adequate remedy in the event that any of the covenants or agreements in this Agreement is not performed in accordance with its terms, and it is therefore agreed that, in addition to and without limiting any other remedy or right it may have, the non-breaching party will have the right to an injunction, temporary restraining order or other equitable relief in any state court sitting in the State of Delaware enjoining any such breach or threatened breach and enforcing specifically the terms and provisions hereof. Each party hereto agrees not to oppose the granting of such relief in the event such court determines that such a breach has occurred, and to waive any requirement for the securing or posting of any bond in connection with such remedy.

(b) All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

Section 5.10 GOVERNING LAW. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK.

Section 5.11 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 5.11.

Section 5.12 Severability. If any provision of this Agreement shall be held to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 5.13 Acknowledgments. The VEBA agrees that it will obtain written acknowledgments, and provide a copy of such acknowledgments to Fiat, from each of its investment managers with respect to the Covered Interests and from the valuation advisers of the trustee of the VEBA, confirming that such entity has received and reviewed this Agreement and will comply with the terms of this Agreement applicable to it.

[Remainder of page left blank intentionally]

IN WITNESS WHEREOF, the parties have executed this Agreement on the date above first written.

FIAT NORTH AMERICA LLC

By:	/s/ Giorgio Fossati
Name: Giorgio Fossati
Title: Vice President

UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Robert Naftaly
Name: Robert Naftaly
Title: Chair of the Committee of the UAW Retiree Medical Benefits Trust

THE UNITED STATES DEPARTMENT OF THE TREASURY

By:	/s/ Duane Morse
Name: Duane Morse
Title: Chief Risk and Compliance Officer

CONFIRMED AND AGREED, as of the date first written above.

UAW VEBA Holdco CH-00, LLC

UAW VEBA Holdco CH-01, LLC

UAW VEBA Holdco CH-02, LLC

UAW VEBA Holdco CH-03, LLC

UAW VEBA Holdco CH-04, LLC

UAW VEBA Holdco CH-05, LLC

UAW VEBA Holdco CH-06, LLC

UAW VEBA Holdco CH-07, LLC

UAW VEBA Holdco CH-08, LLC

UAW VEBA Holdco CH-09, LLC

UAW VEBA Holdco CH-10, LLC

UAW VEBA Holdco CH-11, LLC

UAW VEBA Holdco CH-12, LLC

BY THE SOLE MEMBER OF EACH,
UAW RETIREE MEDICAL BENEFITS TRUST

By:	/s/ Robert Naftaly
Name: Robert Naftaly
Title: Chairman of the Committee of the
UAW Retiree Medical Benefits Trust

ANNEX A

Definitions

“Affiliate; control”: The term “Affiliate” of any specified Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” shall have meanings correlative to the foregoing.

“Antitrust Laws” means the HSR Act and all other federal, provincial, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that (a) are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or the lessening of competition through merger or acquisition or (b) involve foreign investment review by Governmental Entities.

“Agreement” has the meaning specified in the preamble to this Agreement.

“Business Day” means any day other than a Saturday or Sunday and other than a day on which banking institutions in Torino, Italy or New York, New York are authorized or obligated by law or regulation to close.

“Call Option” has the meaning specified in Section 2.1(a) of this Agreement.

“Call Option Exercise Period” means the period beginning 12:01 a.m. July 1, 2012 and ending on 11:59 p.m. on June 30, 2016.

“Canada” means the Canada Development Investment Corporation.

“Closing” has the meaning specified in the VEBA Subscription Agreement.

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time.

“Company” means New CarCo Acquisition LLC and its successors.

“Company Equity Value” means (a) the product of (i) the Market Multiple times (ii) the aggregate of the Company’s reported EBITDA for the most recent four financial quarters for which financial statements have been delivered or were required to be delivered by the Company to the qualifying members of the Company pursuant to Section 12.4(a) of the Operating LLC Agreement as of the time of determination, less (b) the Company’s Net Industrial Debt, as of the date of the Company’s consolidated financial statements that were most recently so delivered or required to be delivered.

“Company LLC Interests” means each class or classes of limited liability company interests of the Company.

“Constitutive Documents” means, with respect to any juridical person, such person’s articles or certificate of association, incorporation, formation or organization, by laws, limited liability company agreement, partnership agreement or other constitutive document or documents, each in currently effective form as amended or updated from time to time.

“Contingent Value Rights” has the meaning specified in the Equity Recapture Agreement.

“Contingent Value Rights Settlement Price” means the fair value, as of the date of the relevant Notice of Intent, of the Contingent Value Rights with respect to the Covered Interests intended to be acquired by the Holder in connection with such Notice of Intent, as calculated by the Investment Bank; provided that, for the purpose of such calculation, the Contingent Value Rights shall be deemed to expire on the date falling five (5) years after the date of the Notice of Intent; and provided, further, that the Contingent Value Rights Settlement Price shall be (x) no greater than twenty percent (20%) of the Pre-IPO Call Option Exercise Price for each one percent (1%) (calculated on a fully diluted basis but excluding any shares subject to any unexercised portion of the Incremental Equity Call Option) of the outstanding Company LLC Interests being acquired and (y) no less than ten percent (10%) of the Pre-IPO Call Option Exercise Price for each one percent (1%) (calculated on a fully diluted basis but excluding any shares subject to any unexercised portion of the Incremental Equity Call Option) of outstanding Company LLC Interests being acquired.

“Controlling Interest” means a “controlling interest” within the meaning of Section 414(b) of the Code, as amended.

“Covered Holdco Interests” has the meaning specified in Section 2.3(a).

“Covered Interests” means (x) 40% of the VEBA Equity Interests held by the VEBA directly or indirectly through the VEBA Holdcos, which VEBA Equity Interests were acquired by the VEBA Holdcos on behalf of the VEBA upon the Closing (representing, in the aggregate for all of the VEBA Holdcos, 22% of the total Company LLC Interests (by vote and value on a fully diluted basis) after the occurrence of all Class B Events (as defined in the Operating LLC Agreement)) less (y) any VEBA Equity Interests previously transferred pursuant to the Equity Recapture Agreement, together with any additional shares, interests or other property, other than cash, issued or delivered in respect of the Covered Interests by reason of any distribution, subdivision, reclassification, recapitalization, split, combination, exchange of interests or other similar transaction, it being understood that if, after the date of this Agreement, the Covered Interests shall have been changed into a different number of securities or a different class, by reason of any event, circumstance or transaction, the provisions of this Agreement shall be correspondingly adjusted to the extent appropriate to reflect equitably such event, circumstance or transaction.

“EBITDA” means, for any Person, the consolidated net income (loss) of that Person plus (i) interest charges to the extent deducted from consolidated net income; (ii) consolidated income taxes; (iii) depreciation, amortization, depletion and non-cash charges; and (iv) other extraordinary charges.

“Entity” means any general partnership, limited partnership, corporation, association, cooperative, joint stock company, trust, limited liability company, business or statutory trust, joint venture, unincorporated organization or Governmental Entity.

“Equity Recapture Agreement” means the Equity Recapture Agreement, dated as of June 10, 2009, by and between the VEBA, the VEBA Holdcos and the US Treasury or its designee.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Fiat” has the meaning specified in the preamble to this Agreement.

“Fiat Group” means Fiat and its Subsidiaries, but excludes the Company and its Subsidiaries.

“Fiat Multiple” means, at any time, Fiat’s Market Enterprise Value, divided by Fiat’s EBITDA as reported for the four most recent fiscal quarters for which financial data has been reported.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time, consistently applied and maintained throughout the applicable periods both as to classification or items and amounts.

“Governmental Entity” means the United States of America or any other nation, any state, province or other political subdivision, any international or supra-national entity, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government, including any court, tribunal or arbitral body, and any self-regulatory organization, in each case having jurisdiction over the Company or any of its Subsidiaries or any of the property or other assets of the Company or any of its Subsidiaries.

“Holder” shall mean Fiat or any permitted assignee or transferee of a Call Option, pursuant to Section 5.3(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Incremental Equity Call Option” has the meaning specified in the Operating LLC Agreement.

“Investment Bank” means an independent nationally-recognized investment bank appointed by the Holder with the consent of the US Treasury (such consent not to be unreasonably withheld or delayed).

“IPO” means, with respect to the Company, an initial public offering of the equity securities of the Company or any of its Affiliates holding the majority of the Company’s assets used in automobile design, production, marketing, distribution and sales, whether such offering is primary or secondary, underwritten by a nationally recognized investment bank, pursuant to a registration statement filed under the Securities Act of 1933 and declared effective by the United States Securities and Exchange Commission (other than a registration effected solely to implement an employee benefit plan or a transaction to which Rule 145 of the Securities Act of 1933 is applicable, or a registration statement on Form S-4, Form S-8 or a successor to one of those forms).

“Law” means any law, statute, ordinance, rule, regulation, code, order, judgment, tax ruling, injunction or decree of any Governmental Entity.

“Legal Proceeding” means any judicial, administrative or arbitral actions, suits, hearings, inquiries, investigations or other proceedings (public or private) before any Governmental Entity.

“Market Enterprise Value” means, for any Entity, the sum of (i) the Net Industrial Debt of such Entity as of the date of such Entity’s most recently reported financial statements and (ii) such Entity’s Market Equity Value.

“Market Equity Value” means, for any Entity, the product of (i) the number of outstanding shares or units of such Entity’s equity securities as of the most recently reported date times (ii) the volume-weighted average price per share or unit of such Entity’s equity securities as reported on the Entity’s principal securities exchange for each day during the twenty (20) Scheduled Trading Days immediately preceding the date of determination.

“Market Multiple” means, for any Entity, the average EBITDA trading multiple for the Reference Automotive Manufacturers (determined by each Reference Automotive Manufacturer’s Market Enterprise Value, divided by such Reference Automotive Manufacturer’s EBITDA as reported for the four most recent fiscal quarters for which financial data has been reported); provided that in determining the Market Multiple, any of the Reference Automotive Manufacturers whose EBITDA trading multiple differs from the average of the other Reference Automotive Manufacturers by more than one standard deviation shall be excluded; and provided further that the Market Multiple shall not, in any event, exceed the Fiat Multiple.

“Minority Owned VEBA Holdco” has the meaning specified in Section 2.3(a).

“Named Fiduciary” has the meaning specified in the recitals to this Agreement.

“Net Industrial Debt” means, for any Entity, total indebtedness for borrowed money less cash and cash equivalents, of the Entity and its subsidiaries each as reported on a consolidated basis in accordance with GAAP; provided that the calculation of Net Industrial Debt shall exclude obligations in respect of retirees and indebtedness of finance companies to the extent included in the consolidated results of such Entity.

“Notice of Exercise” has the meaning specified in Section 2.2(d) of this Agreement.

“Operating LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Company, as amended from time to time.

“Person” means any individual or general partnership, limited partnership, corporation, association, cooperative, joint stock company, trust, limited liability company, business or statutory trust, joint venture, unincorporated organization or Governmental Entity.

“Post-IPO Call Option Exercise Price” means an exercise price equal to (x) in the event that the Call Option is exercised contemporaneously with an IPO, the initial public offering price, or (y) in the event that the Call Option is exercised subsequent to an IPO, the volume-weighted average price per share of common stock of the Company as reported on the principal national securities exchange on which the Company’s shares are traded for the twenty (20) consecutive trading days immediately prior to the date of exercise, or, if such volume-weighted average price per share is not reported by such securities exchange, the volume-weighted average price per share for such period as displayed on Bloomberg or, if not so displayed, the market value per share of common stock of the Company using a volume-weighted average method, as determined by a nationally recognized independent investment banking firm retained for this purpose by the Company and reasonably acceptable to Fiat and the VEBA Entities.

“Pre-IPO Call Option Exercise Price” means a price equal to one percent (1%) of the Company Equity Value.

“Reference Automotive Manufacturers” means Reference Automotive Manufacturers, as that term is defined in the Operating LLC Agreement.

“Scheduled Trading Day” means in the case of an equity security, any day on which the relevant exchange for such security is scheduled to be open for trading for its regular trading session.

“Subsidiary” means, with respect to any Person, a second Person in which the first Person has an amount of voting securities, other voting rights or voting partnership interests that are sufficient to elect a majority of the second Person’s board of directors or other governing body, or, if there are no such voting interests, if the first Person has more than 50% of the equity interest of the second Person.

“Tax” or “Taxes” means any and all taxes of any kind including any similar charges, levies or other similar assessments or liabilities, including income, gross receipts, ad valorem, premium, value-added, consumption, excise, real estate, real property, personal property, sales, use, transfer, withholding, employment, unemployment insurance, social security, business license, business organization, environmental, workers compensation, profits, severance, stamp, occupation, windfall profits, customs, duties, payroll, franchise taxes or other taxes (together with any and all interest, penalties and additions to tax imposed with respect thereto) imposed by any government entity, or payable to any government entity.

“US Treasury” means the United States Department of the Treasury.

“US Treasury Loan” means the First Lien Working Capital Credit Facility, dated as of June 10, 2009, among the US Treasury, the Company and the other parties named therein.

“VEBA Entities” has the meaning specified in the recitals to this Agreement.

“VEBA Equity Interests” has the meaning specified in the recitals to this Agreement.

“VEBA Holdco” means one or more Delaware limited liability companies and/or corporations to which VEBA has directed on the Closing Date the Company LLC Interests to which VEBA is entitled under the VEBA Subscription Agreement to be delivered; provided that each constituent limited liability company or corporation shall satisfy the following conditions:

(i) it shall be and shall always have been, in each case prior to any transfer of Covered Holdco Interests to the Holder pursuant to Section 2.3(a), a wholly-owned subsidiary of the VEBA;

(ii) it shall hold Covered Interests and no other assets other than cash or other property distributed with respect to the Covered Interests;

(iii) it shall have been duly formed in accordance with the Delaware Limited Liability Company Act or Delaware General Corporation Law, as applicable;

(iv) it shall be formed specifically for the purpose of holding the Covered Interests and shall at no time have engaged in any other business or activity other than activities ancillary to such holdings; and it shall not (1) incur any debt, (2) incur or suffer to exist any liens on its property, (3) make any investment, (4) enter into any contract (other than the Equity Recapture Agreement and the Operating LLC Agreement and any amendment thereto or successor agreement) or (5) take any action to do or engage (or commit to do or engage) in any of the foregoing;

(v) if it is a limited liability company, it shall be managed by its members; and if it is a corporation, the Holder shall, immediately upon receiving any Covered Holdco Interests thereof, have the right to replace the entire board of directors and all of its officers without incurring any costs or expenses;

(vi) the class of limited liability company interests or stock, as applicable, to which the Covered Holdco Interests belong shall be the only class of limited liability company interests or stock, as applicable, that it shall have issued, it shall not have issued or designated any series of stock, members, limited liability company interests or assets, it shall have only one class of members, and all of its limited liability company interests shall have identical pro rata rights, including with respect to voting, distributions and amounts distributable on liquidation;

(vii) its organizational documents shall provide that it may be liquidated and dissolved on the affirmative vote of holders representing more than 20% but less than 80% of its outstanding membership interests; and

(viii) its organizational documents shall provide that the members shall have no fiduciary duties to each other or the company under such organizational documents.

“VEBA Subscription Agreement” has the meaning specified in the recitals to this Agreement.

ANNEX B

Form of Call Exercise Notice

             , 20

To:	UAW Retiree Medical Benefits Trust
P.O. Box 14309
Detroit, MI 48214
Attention: Bob Naftaly
Facsimile: (313) 926-4065

Reference is made to the Call Option Agreement, dated as of             , 2009 (the “Call Option Agreement”), entered into by and between Fiat North America LLC (“Fiat”), the UAW Retiree Medical Benefits Trust (the “VEBA”), the VEBA Holdcos identified in the signature pages hereto (each a “VEBA Holdco”, and collectively the “VEBA Holdcos”), for the account and on behalf of the VEBA (which shall hereby be deemed a party to the Agreement) and the United States Department of the Treasury. Capitalized terms used but not otherwise defined herein have the meanings specified in the Call Option Agreement.

Holder hereby furnishes this Call Exercise Notice to the VEBA and notifies the VEBA that Holder intends to exercise the Call Option pursuant to Section 2.2 of the Call Option Agreement in respect of [describe equity interests being purchased upon exercise of the Call Option] on [date]. Holder hereby certifies to the VEBA that such exercise of the Call Option is in compliance with the provisions contained in ARTICLE II of the Call Option Agreement.

[If an IPO has been completed, insert calculation of Post-IPO Call Option Exercise Price].

[HOLDER]

By:
Name:
Title:

B-1